March 16, 2006
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
450 Fifth Street, N.W.
Attention: Lynn Dicker

Re:	Broadcom Corporation Form 10-K for the fiscal year ended December 31, 2004 File No.: 000-23993
Ladies and Gentlemen:
     We are in receipt of your letter dated December 14, 2005 regarding your review of the above-referenced filing of Broadcom Corporation (“Broadcom”). We have set forth below our responses to the inquiries raised in your letter. The numbers before our responses correspond to the comments contained in your letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
1.	We note that you present your non-GAAP measures in the form of statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP research and development and selling, general and administrative expenses, non-GAAP income from operations, non-GAAP income before income taxes, and non-GAAP net income and income per share amounts, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statement of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

U. S. Securities and Exchange Commission
March 16, 2006

•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.
     Pursuant to the Staff’s request, we will remove the non-GAAP statement of operations format from Broadcom’s future filings. In lieu of the non-GAAP statement of operations, we plan to include a more detailed reconciliation that illustrates the differences between the non-GAAP financial measures used by Broadcom’s management and the most comparable GAAP measures. We supplementally provide to the Staff herewith a draft of such proposed reconciliation, along with a draft of the additional disclosures required by Item 10(e)(1)(i) of Regulation S-K for the non-GAAP measures presented in such reconciliation.
2.	In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.
     Pursuant to the Staff’s request, we will remove the term “pro forma” when referring to non-GAAP information in our future filings.
     In addition, Broadcom hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, do not hesitate to contact the undersigned at (949) 450-8700.

Sincerely,
/s/ William J. Ruehle

William J. Ruehle, Chief Financial Officer

cc:	David A. Dull, Esq. Patrick Seaver, Esq. (Latham & Watkins LLP)